82-3708

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

RECEIVED
2005 MAY 20 A 11:4

SUPPL

April 25, 2005

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 – Stop 3-6
450 Fifth Street, N. W
Washington, DC 20549


05008255

Dear Sirs,

Sub : Board Meeting.

We wish to inform you that the Board of Directors of the Company in the meeting scheduled to be held on 27th April, 2005 will, in addition to other matters, discuss the following:

- Further issue of Equity Shares or Depository Receipts or any other equity related instrument to be listed on the one or more international capital markets.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

Yours faithfully,
For Arvind Mills Limited

R. V. Bhimani
Company Secretary

dlw 5/24